Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number 000-29938

PACIFIC INTERNET LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Press release dated February 3, 2005
  Management's discussion and analysis for the quarter ended December 31, 2004
  The Company's unaudited financial statements for the quarter ended December 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	February 3, 2005

Media Release

PacNet Reports Full Year Financial Results;
Doubles Net Income in 2004

Financial Highlights for Fourth Quarter 2004

  Net income grew 7.3% to US$2.1 million or 16 cents per diluted share, compared to US$2.0 million or 15 cents per diluted share in fourth quarter 2003.
  Broadband revenues grew to US$12.7 million, a 9.1% increase over fourth quarter 2003.
  Corporate broadband revenues grew to US$8.3 million, a 15.9% increase over fourth quarter 2003.

Financial Highlights for Full Year 2004

  Net income grew 109.9% to US$6.2 million or 46 cents per diluted share, compared to US$3.0 million or 22 cents per diluted share a year ago.
  Broadband revenues grew to US$49.1 million, a 19.7% increase over last year.
  Corporate broadband revenues grew to US$30.9 million, a 23.4% increase compared to last year.
  Value-added services revenues grew to US$11.3 million, a 14.5% growth over last year.
  Cash and cash equivalents grew to US$35.5 million from US$25.7 million a year ago.

SINGAPORE, 3 February 2005 --- Pacific Internet Limited or PacNet (NASDAQ: PCNTF), the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region, today reported its 12th consecutive quarter of positive net income for the period that ended 31 December 2004. Net income for the fourth quarter was US$2.1 million (or 16 cents per diluted share) compared to US$2.0 million (or 15 cents per diluted share) the previous year. Full-year 2004 net income more than doubled from US$3.0 million (or 22 cents per diluted share) to US$6.2 million (or 46 cents per diluted share).

"PacNet's strong fourth quarter performance is reflective of our focus on growing profitability, as well as our growing position as the preferred Internet communications service provider across our customer segments," said Ms Low Sin Leng, PacNet's Chairman of the Board.

"The company's plans to shift the base more towards the higher-margin corporate business segment, growing our regional businesses and improving operational efficiencies, remain the key focus. Last year, we saw good progress in several areas compared to 2003: corporate business contributions are now 59% of total revenues, with 50% from corporate broadband; value-added services revenues grew by over 14% and regional operations are increasing their contributions to the Group's profitability."

Full Year 2004 Financial Results

Table 1: Summary of Quarterly Financial Results
Group (in US$ millions)	4Q 2004	4Q 2003	3Q 2004
Revenues	26.1	26.9	25.8
Operating Costs and Expenses	23.7	24.0	23.7
Operating Income	2.4	2.9	2.1
Net Income	2.1	2.0	1.6
Stock-Based Compensation Cost	0.1	0.3	(0.2)
Net Income before Stock-Based Compensation Cost	2.2	2.3	1.4

Table 2: Summary of Full Year Financial Results
Group (in US$ millions)	12 months ended 31 December
	2004	2003
Revenues	104.0	102.6
Total Operating Expenses	96.6	97.6
Operating Income	7.4	5.0
Net Income	6.2	3.0
Net Income before Stock-Based Compensation Cost and Other Non-Cash Charges	6.7	4.5

Table 3: Subscriber Statistics

Country	Corporate Broadband	Leased lines	Corporate Dial Up	Corporate Value Added Services	Corporate Business Total	Consumer Broadband & Dial Up	Grand Total
Singapore	6,010	540	6,800	610	13,960	144,460	158,420
Hong Kong	11,360	210	51,750	1,720	65,040	25,820	90,860
Australia	8,120	140	370	10,850	19,480	42,000	61,480
The Philippines	180	190	440	30	840	137,300	138,140
Malaysia	-	30	10	30	70	-	70
Thailand	340	390	120	120	970	19,670	20,640
India	-	100	130	70	300	910	1,210
Total (as at Dec 2004)	26,010	1,600	59,620	13,430	100,660	370,160	470,820
Total (as at Dec 2003)	18,730	1,510	59,620	10,830	90,690	357,390	448,080

Note: All numbers rounded to the nearest 10.

Revenues

Revenues in the fourth quarter were US$26.1 million compared to US$26.9 million a year ago. This was largely attributed to lower contributions from the consumer business, as the company continues its planned move towards the higher-margin corporate business segment. Full-year revenues grew to US$104.0 million, up from US$102.6 million a year ago. The company will continue to skew its customer base towards the business segment as its primary growth engine, with an objective for the segment to outpace consumer business contributions.

Broadband revenues grew to US$12.7 million in the fourth quarter, up 9.1% over the same quarter last year. Corporate broadband contributed US$8.3 million or 65.0% of total broadband revenues, an increase of 15.9% over the same quarter last year. For the full year, broadband revenues grew by 19.7% to US$49.1 million with corporate broadband contributing 62.9% of total broadband revenues. The upward growth trend in broadband is expected to continue with the rapid penetration of broadband in the Asia Pacific region, particularly in the small-and-medium business segment, the company's primary target market.

General pricing for leased lines have become more competitive as a result of the availability of corporate broadband as an alternative. As a result, leased lines revenues in the fourth quarter were lower at US$3.2 million compared with US$3.5 million the same quarter last year even though subscriber base was constant.

Value-added services (VAS) recorded revenues of US$2.9 million in the fourth quarter, similar to a year ago. On a full year basis, VAS revenues grew to US$11.3 million, up from US$9.8 million in 2003, a 14.5% improvement. In particular, demand for anti-virus, anti-spam and Internet storage services contributed significantly to the overall gains in VAS. With increasing broadband penetration in the region, the opportunities for value-added services will get larger. The company plans to progressively launch more services in 2005 to capitalize on this opportunity.

Net Income

Fourth quarter net income was US$2.1 million (or 16 cents per diluted share), a 7.3% improvement over last year. Full-year net income was US$6.2 million (or 46 cents per diluted share) a growth of 109.9% from US$3.0 million (or 22 cents per diluted share) in 2003.

The growth in net income was mainly from growth in revenues, improved cost management and better contributions from unconsolidated affiliates. In particular, Thailand and India reported marked improvements.

Operating Costs and Expenses

Gross margin for 2004 was constant at more than 55% due to the company's ongoing efforts to manage telecommunications cost of sales .

As the company continues to shift its focus to the corporate segment, sales-and-marketing expenses were maintained at around 3% as a percentage of revenue. Other general-and-administrative expenses, as a percentage of revenue, were reduced from 10.1% to 9.1% due to efficient management of backend office processes. Staff costs were constant in 2004.

Cash Flow and Cash Balance

Cash generated from operating activities was US$2.0 million during the fourth quarter. Of this, US$1.6 million was utilized primarily for acquisition of fixed assets. Another US$0.1 million was generated from financing activities, mainly from stock option exercise. Net cash surplus was US$0.5 million, amounting to total cash balance of US$35.5 million as at 31 December 2004.

Other Fourth Quarter Highlights

  Launch of a wireless broadband trial in Singapore as part of the overall plan to pursue alternative infrastructure, away from traditional access offerings from the telcos. The latest trial involves a wide-area, non-line-of-sight wireless network that allows users especially businesses, to access reliable, high-speed connectivity.
  Partnership with Cisco Systems and Microsoft in Singapore to extend its reach further into the small and medium business segment, working with them in the area of secured business communications.
  Clinching of a deal with Australia's Hunter Urban Division of General Practice (HUDGP), a representative body for general practitioners in the Newcastle and Hunter area, to provide 170 local medical practices access to secured broadband connections.
  Working with India-based business park operator, Information Technology Park Limited (ITPL) to provide business communications services to tenants of International Tech Park in Bangalore.

PacNet's President and Chief Executive Officer, Mr. Tan Tong Hai, said, "2004 was yet another good year for the company. We made substantial progress towards making PacNet a trusted brand for Internet communications services. Our numerous initiatives last year, including wireless, secured connectivity and voice-over-Internet, were all geared towards making us more than just a plain Internet service provider. Our goal is to help businesses and individuals communicate securely, efficiently and cost effectively.

We will use our regional coverage to support global carriers so that we remain the preferred one-stop-shop fulfillment partner for them. We will also explore alternative high-speed infrastructure that will give us flexibility and control of pricing, as well as quality to deliver secured, cost efficient Internet services."

Conference Call and WebCast

The Management will host a conference call to discuss the results:
Singapore Time:	3 February, 2005 @ 7.00 a.m.
US Eastern Time:	2 February, 2005 @ 6.00 p.m.
Dial in number:	International: +1-913-981-5591 Within US: 877-502-9276 (toll-free)

The confirmation pass code for the "live" call is 8077843.

The call will also be webcast "live" at the following website: www.pacnet.com/investor/.

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at www.pacnet.com/investor/.

The financial statements in this report are in conformity with US GAAP.

For convenience, the company's functional currency, the Singapore dollar has been translated into US dollar amounts at the exchange rate of S$1.6319 to US$1.00. [Conversion rate as at 31 December 2004 from the Federal Reserve Bank of New York]

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.  PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. More information at pacnet.com.

Investor & Media Contact:
Mervin Wang
(65) 9798 6077
investor@pacific.net.sg

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995," some of these may be identified by the use of words such as "seek," "expect," "anticipate," "estimate," "believe," "intend," "project," "plan," "strategy," "forecast" and similar expressions or future or conditional verbs such as "will," "would," "should," "could," "may" and "might." The Group has made forward-looking statements with respect to the following, among others:

  Projected capital expenditures, expansion plans and liquidity;
  Development and growth of additional revenue sources;
  Development and maintenance of profitable pricing programs; and
  Outcome of potential litigation.
These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis for
the Quarter and Year Ended December 31, 2004

Basis of Presentation

The accompanying unaudited consolidated financial information have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and other adjustments) considered necessary for a fair presentation have been included. The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries and unconsolidated affiliates are collectively referred to as the "Group" or "PacNet".

Overview

PacNet is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. It provides integrated data, voice and video services to businesses and individuals across seven countries - Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced Internet service providers in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 470,000 subscribers.

PacNet's primary service offerings include basic Internet access services through dial-up, broadband, leased lines and value-added services like VPN (virtual private network), managed security, hosting, international roaming, voice and collaboration services, email outsourcing and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence ("POP") in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet's goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:

  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL and cable broadband;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group's profitability.

Discussion of Results of Operations

The Group ended 2004 with total revenues of S$169.8 million (US$104.0 million), up 1.4% from last year. Total revenues for the quarter was S$42.6 million (US$26.1 million), representing year-on-year decrease of 2.9% and quarter-on-quarter increase of 1.1%.

The Group achieved a full year profit of S$10.1 million (US$6.2 million), more than doubled last year's profit of S$4.8 million (US$3.0 million). Net profit for the 4th quarter increased by 7.3% year-on-year and 31.6% compared to last quarter to S$2.6 million (US$1.6 million). The strong quarter-on-quarter performance was mainly due to higher revenues, better management of operating expenses and higher equity profit of associated companies. A more effective tax rate across the Group also contributed to the improved results.

The following is a summary of the Group's net profit before and after adjusting for stock-based compensation1 and cumulative effect adjustment - net of tax pertaining to asset retirement obligation charge2.

  1 Refer to "Staff Costs" for detailed explanation.
  2 Refer to "Cumulative Effect Adjustment" for detailed explanation.

The following is a detailed discussion of this quarter's operating results.

Revenues

In this quarter, corporate business broadband continues to lead the Group's revenue growth. This is the trend observed in Singapore, Hong Kong and Australia with strong growth in corporate subscriber base. This is a result of the strong value proposition to businesses of higher speed broadband services at affordable prices. On the other hand, dial-up revenues have declined as a result of a continuing strategic shift from volume based consumer business to higher margin corporate business. Quarter-on-quarter, net revenue increased by 1.1%, contributed mainly by broadband, air ticket commissions and interconnect revenue.

Net revenue for the year increased by 1.4% compared to last year. This was mainly contributed by the increase in broadband and value added services. Year-on-year, the net revenue dropped by 2.9%, this is a result of a decline in consumer business as the increase in corporate business has not yet outpaced the decline.

Dial-up Access

Dial-up revenue for the year was S$38.7 million (US$23.7 million), accounting for 22.8% of total revenues, down from 28.5% one year ago at S$47.8 million (US$29.3 million). For the quarter, revenue was S$8.5 million (US$5.2 million), registering a year-on-year and quarter-on-quarter decline of 23.2% and 9.1%, respectively.

The Group ended the quarter with 388,960 dial-up subscribers, a 3.0% improvement year-on-year and 1.1% improvement quarter-on-quarter. As noted in the past trends, the Group's more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband. The increase in the subscribers in the Philippines was largely from the lower priced prepaid service compared to the traditional post paid dial-up services.

Compared to last quarter, dial-up revenues decreased S$0.9 million (US$0.5 million) or 9.1% while subscriber base for consolidated companies registered an increase of 3.0%. This increase in base was mainly from PacNet Philippines' pre-paid dial-up service, which has a relatively low average revenue per user ("ARPU") compared with post-paid dial-up service.

The following table summarizes the dial up customers by geography :

Dial-up subscriber base	Dec	Sep	Dec
by geography*	2004	2004	2003
Singapore	123,020	127,020	138,130
Malaysia	10	10	10
Hong Kong	74,020	74,560	88,650
Australia	33,340	34,850	37,220
The Philippines	137,740	121,100	92,930
Total for consolidated companies	368,130	357,540	356,940
India**	1,040	1,120	1,650
Thailand**	19,790	26,080	19,120
Total	388,960	384,740	377,710

  * All numbers are rounded to the nearest 10.
  ** Results of India and Thailand operations are equity accounted for.

Broadband Access

Broadband revenue for the year rose 19.7% to S$80.1 million (US$49.1 million) compared to last year. For the quarter, broadband revenue was S$20.7 million (US$12.7 million), representing year-on-year and quarter-on-quarter growth of 9.1% and 1.4%, respectively.

As of December 31, 2004, the Group had 66,830 broadband subscribers, a growth of 15.2% over the previous year. Compared to last quarter, subscriber base increased 1.9%.

The following table summarizes the broadband customers by geography :

Broadband subscriber base	Dec	Sep	Dec
by geography*	2004	2004	2003
Singapore	34,250	34,920	34,260
Hong Kong	14,910	14,260	13,200
Australia	17,160	15,950	10,320
The Philippines	170	150	100
Total for consolidated companies	66,490	65,280	57,880
Thailand**	340	330	150
Total	66,830	65,610	58,030

  * All numbers are rounded to the nearest 10.
  ** Results of Thailand operations are equity accounted for.

The strong growth in broadband revenue was principally driven by the increase in corporate broadband subscribers in Singapore, Hong Kong and Australia. For the year ended December 31, 2004, PacNet Australia's broadband revenue increased 48.6% whilst subscriber base increased almost double to 17,160. For the same period, PacNet Singapore improved its broadband revenue by 13.3% to S$33.7 million (US$20.6 million). PacNet Hong Kong also recorded a healthy broadband revenue growth of 7.2% for the year compared to last year.

The increase in broadband revenue from the growth in subscriber base was partially offset by reduction brought about by decreasing broadband ARPU.

In terms of revenue mix, broadband revenue contributed 47.2% of the Group's revenue for the year, an increase from 40.0% contribution one year ago. Moving forward, PacNet expects broadband to continue to be the key revenue driver.

Leased Line Access

Leased line revenue for the year was S$21.0 million (US$12.9 million), representing a decline of 8.3% when compared to last year. Revenue in this fourth quarter was S$5.2 million (US$3.2 million), demonstrating a year-on-year decline of 8.6%. Quarter-on-quarter, leased line revenue recorded a slight deterioration of 0.4%.

The reduction in consolidated subscriber base was a result of the small-and-medium businesses are turning to more affordable corporate broadband alternatives.

The following table summarizes the leased line customers by geography :

Leased line subscriber base	Dec	Sep	Dec
by geography*	2004	2004	2003
Singapore	540	560	640
Malaysia	30	30	30
Hong Kong	210	210	260
Australia	140	120	100
The Philippines	190	180	160
Total for consolidated companies	1,110	1,100	1,190
India**	100	90	60
Thailand**	390	340	260
Total	1,600	1,530	1,510

  * All numbers are rounded to the nearest 10.
  ** Results of India and Thailand operations are equity accounted for.

In summary, revenues declined largely due to migration from existing leased line to more affordable alternatives and erosion of ARPU.

Value-Added Services ("VAS")

The Group currently provides a variety of VAS. This includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services etc. VAS revenue grew to S$18.4 million (US$11.3 million) this year, representing an increase of 14.5% year-on-year.

For this quarter, VAS revenue was S$4.7 million (US$2.9 million), a decrease of 2.7% when compared to the corresponding quarter last year. Quarter-on-quarter, VAS revenue decreased marginally by 1.5% as a result of decline in roaming revenue.

Commission revenue

Commission revenue relates to travel commission generated by the Group's travel arm - Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent , in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this year, Safe2Travel earned total commission revenue of S$6.5 million (US$4.0 million), representing 5.0% of its gross ticket sales of S$130.7 million (US$80.1 million). Although the commission revenues are recorded net, Safe2travel's accounts receivable and payable are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payable in the Group's balance sheet relative to its revenues and cost of sales. As of December 31, 2004, Safe2Travel's gross accounts receivable and accounts payable was S$10.3 million (US$6.3 million) and S$3.3 million (US$2.0 million), respectively.

Commission revenue for the year registered a decrease of 4.0% when compared to last year, this was due to intense competition faced by the travel industry.

Commission revenue for this quarter was S$1.7 million (US$1.1 million), representing a decline of 14.2% when compared to corresponding quarter last year. This was due to increase in competition and pricing pressures faced by Safe2Travel. Quarter-on-quarter showed an improvement of S$0.2 million (US$0.1 million) or 14.2% as this is a seasonal fluctuation for Safe2Travel.

Other revenues

Other revenues include interconnect revenue, e-services revenue, online gaming revenue and system integration revenues.

For the year, other revenues reduced by 28.4%, compared to one year ago. This was largely due to reduction in PacNet Singapore's interconnect revenue and reduction in e-services revenue. The reduction in interconnect revenue was due to the expiry of the interconnect contract between PacNet Singapore and SingTel in September 2003.

For this quarter, other revenues were S$1.8 million (US$1.1 million), an increase of 34.5% when compared to the corresponding quarter last year. Quarter-on-quarter, other revenue increased significantly by 97.7% as a result of the recognition of interconnect revenue in PacNet Australia.

Operating Costs and Expenses

Cost of Sales

The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group's modem pool. When compared to last year, cost of sales for the year increased 3.2% and gross margin for the year declined slightly from 55.9% to 55.1%. Year-on-year, cost of sales increased 6.1% and gross margin reduced from 58.0% to 54.1% this quarter. Quarter-on-quarter, gross margin also decreased from 55.8% to 54.1%. The reduction was due to competitive pricing pressure.

Staff Costs

Staff costs for the year was flat as compared to the previous year. Quarter-on-quarter, there was a saving of 2.3% with a year-on-year saving of 6.4%. This was due to lower stock-based compensation costs incurred during the year.

The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted under the 4th tranche of 1999 Stock Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issue 31 EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No.25 and FASB interpretation No.44, Issue 31. As of December 31, 2004, there are 87,500 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. A total compensation cost for the 4th tranche stock options in this quarter was S$31,000 (US$19,000) and for the year this was S$0.2 million (US$0.1 million). The compensation costs were recorded for these options in the same quarter last year was S$0.4 million (US$0.2 million) and for the year this was S$2.1 million (US$1.3 million).

The total stock-based compensation cost recognized by the Group for the quarter was S$57,000 (US$35,000). This was a reversal of S$0.4 million (US$0.3 million) for the last quarter and a charge of S$0.5 million (US$0.3 million) for the same quarter last year. The Group for the year has recognized S$0.8 million (US$0.5 million) compared to last year S$2.4 million (US$1.5 million).

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues were 27.8%, 29.9% and 27.8% for this quarter, last quarter and same quarter last year respectively. Staff productivity also improved as evidenced by the increase in the revenue per employee per quarter from S$41,000 (US$25,000) last quarter to S$42,000 (US$26,000) this quarter. The Group's staff strength including the unconsolidated affiliates as at year-end was 1,119 compared to 1,122 one year ago.

Sales and Marketing Expenses

Sales and marketing expenses for the quarter and the year was S$1.1 million (US$0.7 million) and S$5.5 million (US$3.4 million) respectively. For the quarter, sales and marketing expenses increased 10.3% over the corresponding period last year. Quarter-on-quarter, it showed a decrease of 21.9%. For the year, sales and marketing expenses showed a decrease of 8.1% compared to last year. This decline is a result of on-going efforts to achieve revenue growth without proportionate increase in sales and marketing expenses.

Other General and Administrative Expenses

Other G&A consisted mainly of traveling expenses, office expenses and professional and consultancy fees. For the year, these were 9.1% of net revenues, compared to 10.1% one year ago. The Group will continue to monitor this closely to ensure that increase is in line with business growth.

Depreciation and Amortization

Depreciation and amortization decreased 19.8% and 16.3% for the quarter and the year ended December 31, 2004 respectively, compared to the corresponding periods last year. The reduction is due to lower depreciation charges.

Allowance for Doubtful Accounts Receivable

For the year ended December 31, 2004, allowance for doubtful accounts receivables decreased 27.6% compared to last year. For the quarter, allowance for doubtful accounts receivables decreased 31.3% year-on-year and 38.7% quarter-on-quarter, a result of more effective credit management.

Other income (expenses)

Other income / (expenses) consisted largely of equity in gains of unconsolidated affiliates, net loss in foreign exchange and interest income earned.

Equity in gain of unconsolidated affiliates was contributed by gain incurred by the Group's operations in Thailand but offset by the loss in operations in India. Compared to 2003, the Group has recorded a gain in affiliates for the year, an increase of 225.4% due to better results from the affiliates. This trend is expected to continue as these operations mature and grow.

Net loss in foreign exchange was mainly due to exchange differences arising from funding of operations in Hong Kong and The Philippines using Singapore dollars. These are largely due to the weakening of their currencies against the Singapore dollar.

Cumulative Effect Adjustment

In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations , which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

SFAS 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognized by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).

Extraordinary Item

This relates to a gain arising from the acquisition of the balance of 7.89% shareholding in PacFusion Limited ("PF") from the minority shareholder in January 2004 whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition. For the first quarter of this year, we had reported such gain as an adjustment to increase Additional Paid In Capital. Under SFAS 141 Business Combinations, such gain should be credited as an Extraordinary Item ("EI") in the income statement. Accordingly, the net income after EI for the first quarter is restated from S$0.82 million (US$0.50 million) to S$1.56 million (US$0.96 million).

Net income

The Group's full-year net income of S$10.1 million (US$6.2 million) is a marked improvement from a full-year net income of S$4.8 million (US$3.0 million) one year ago. Revenue growth, effective costs management, better equity profit of associated companies were the main contributors to this improvement. A more effective tax rate across the Group and the extraordinary gain on acquisition of PF's shares from the minority shareholder also contributed to the improved results.

Liquidity and Capital Resources

As of December 31, 2004, the Group held cash and cash equivalents of S$58.0 million (US$35.5 million). Total cash generated for the year was S$16.2 million (US$10.0 million). For the quarter, the Group generated cashflow of S$0.8 million (US$0.5 million).

For the year ended December 31, 2004, operating activities generated cash of S$23.4 million (US$14.3 million) as a result of strong operating performance. This was offset by the outflow of S$8.2 million (US$5.0 million) in investing activities, which were mainly acquisition of fixed assets. Cash provided by financing activities amounted to S$1.0 million (US$0.6 million) primarily from the issue of ordinary shares through employees' exercises of stock options pursuant to PacNet's employee stock option plan.

Stock Based Compensation for Resigned Directors

During the year, one member resigned from the Board of Directors of the Company. In accordance with the terms of the relevant share option plans and his share option agreements, the Compensation & Administrative Committee passed a resolution on February 19, 2004 extending the exercise periods of his unexercised share options for a period of 24 months from his resignation date.

The Group has accounted for this modification in accordance with FIN 44 Accounting for Certain Transactions Involving Stock Compensation. Under these guidance, compensation cost shall be measured as if the outstanding award was newly granted at the date of the change in status and the pro-rated deferred compensation expense arising at the new grant date until exercise / expiry based on intrinsic value method is recognized over the remaining vesting period.

Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101 and 104, Revenue Recognition in Financial Statements ("SAB 101 and 104"), as amended and other related guidance. SAB 101 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Network service costs

Access to Internet for customers outside of our base of owned POPs is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of PacNet's agreements with telecom companies and the frequency of disputes.

Allowance for doubtful accounts receivable

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists and customer contracts. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and are amortized on a straight-line basis over its estimated useful lives, ranging from four to five years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement ("Settlement"), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement's terms on July 14, 2004. The Court is reviewing the matter and has had continued discussions with all of the parties regarding the terms of the Settlement. There can be no assurance that the Court will approve the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants. The litigation between those parties is proceeding and is currently in the class certification stage. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have sought review of that decision.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company will be subject to discovery obligations that non-focus case issuers will not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995", some of these may be identified by the use of words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of December 31, 2004 With Comparative Amounts from December 31, 2003

	31-Dec-03	31-Dec-04	31-Dec-04
	S$'000	S$'000	US$'000

Cash and cash equivalents	41,905	57,964	35,519
Accounts receivable - net	26,869	25,174	15,426
Other receivables	9,099	8,532	5,228
Inventories	340	341	209

Total current assets	78,213	92,011	56,382

Investments	37	34	21
Fixed assets and website development costs- net	18,742	17,860	10,944
Goodwill and intangible assets - net	29,708	28,767	17,628
Other non-current assets	6,040	5,752	3,525

Total non-current assets	54,527	52,413	32,118

TOTAL ASSETS	132,740	144,424	88,500

Bank borrowings	2,644	2,526	1,547
Accounts payable	13,500	9,858	6,041
Other payables	32,501	37,393	22,914
Current portion of capital lease obligations	453	470	288

Total current liabilities	49,098	50,247	30,790

Capital lease obligations, less current portion	704	524	321
Other non-current and deferred liabilities	1,878	1,554	952

Total non-current liabilities	2,582	2,078	1,273

Minority interest	3,085	1,480	907

Shareholders' equity
Ordinary shares, S$2 par value	26,069	26,588	16,293
Additional paid-in capital and deferred compensation	95,625	97,566	59,787
Accumulated deficit and other comprehensive income	(43,719)	(33,535)	(20,550)

Total shareholders' equity	77,975	90,619	55,530

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	132,740	144,424	88,500

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Year ended Dec 31,

	Sep 30, 2004	Dec 31, 2003	Dec 31, 2004	2003	2004
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	9,382	11,101	8,527	47,792	38,708
Broadband access	20,394	18,959	20,682	66,918	80,104
Leased line access	5,183	5,644	5,160	22,934	21,038
Value added services	4,731	4,790	4,662	16,044	18,364
Commission revenues	1,519	2,022	1,734	6,808	6,537
Other revenues	916	1,346	1,811	6,997	5,008

Total net revenues	42,125	43,862	42,576	167,493	169,759

Operating costs and expenses
Cost of sales	18,639	18,401	19,524	73,866	76,243
Staff costs	12,172	12,700	11,893	49,817	50,016
Sales & marketing	1,414	1,002	1,105	5,950	5,467
Other general & administrative	3,870	4,018	3,816	16,935	15,515
Depreciation & amortization	2,173	2,640	2,117	10,633	8,899
Allowance for doubtful accounts receivable	375	335	230	2,079	1,506

Total operating expenses	38,643	39,096	38,685	159,280	157,646

Operating income	3,482	4,766	3,891	8,213	12,113

Other income (expenses)
Net interest income (expenses)	97	9	142	116	286
Net (loss) gain on foreign currency	(213)	160	(145)	549	(425)
Loss on disposal of fixed assets	(25)	(36)	(9)	(53)	(26)
Gain on sale of quoted equity investments	-	69	-	69	-
Equity in gain (loss) of unconsolidated affiliates	24	114	168	(244)	306
Others	90	55	167	370	373

Total other income (expenses)	(27)	371	323	807	514

Income before income taxes and minority interest	3,455	5,137	4,214	9,020	12,627
Provision for income taxes	(802)	(1,780)	(698)	(3,650)	(3,143)

	2,653	3,357	3,516	5,370	9,484

Cumulative effect adjustment - net of tax	-	-	-	(220)	-
Minority interest in gain of consolidated subsidiaries	(11)	(118)	(39)	(325)	(97)

Income before extraordinary item	2,642	3,239	3,477	4,825	9,387
Extraordinary item	-	-	-	-	743

Net income	2,642	3,239	3,477	4,825	10,130

Net income from continuing operations per share - basic	$0.1992	$0.2485	$0.2617	$0.3885	$0.7091

Net income per share - basic	$0.1992	$0.2485	$0.2617	$0.3716	$0.7652

Net income from continuing operations per share - diluted [1]	$0.1992	$0.2417	$0.2617	$0.3808	$0.6990

Net income per share - diluted [1]	$0.1992	$0.2417	$0.2617	$0.3642	$0.7543

Weighted average number of shares outstanding - basic	13,265,822	13,034,691	13,285,453	12,985,036	13,238,793

Weighted average number of shares outstanding - diluted [1]	13,265,822	13,401,560	13,285,453	13,249,096	13,429,615

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Year ended Dec 31,

	Sep 30, 2004	Dec 31, 2003	Dec 31, 2004	2003	2004
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	5,749	6,802	5,225	29,286	23,719
Broadband access	12,497	11,618	12,673	41,006	49,086
Leased line access	3,176	3,459	3,162	14,054	12,892
Value added services	2,899	2,935	2,857	9,831	11,253
Commission revenues	931	1,239	1,063	4,172	4,006
Other revenues	561	825	1,110	4,288	3,069

Total net revenues	25,813	26,878	26,090	102,637	104,025

Operating costs and expenses
Cost of sales	11,422	11,276	11,964	45,264	46,720
Staff costs	7,459	7,782	7,288	30,527	30,649
Sales & marketing	866	614	677	3,646	3,350
Other general & administrative	2,371	2,462	2,339	10,377	9,507
Depreciation & amortization	1,331	1,618	1,297	6,516	5,453
Allowance for doubtful accounts receivable	230	205	141	1,274	923

Total operating expenses	23,679	23,957	23,706	97,604	96,602

Operating income	2,134	2,921	2,384	5,033	7,423

Other income (expenses)
Net interest income (expenses)	59	5	87	71	175
Net (loss) gain on foreign currency	(131)	98	(89)	336	(260)
Loss on disposal of fixed assets	(15)	(22)	(5)	(32)	(16)
Gain on sale of quoted equity investments	-	42	-	42	-
Equity in gain (loss) of unconsolidated affiliates	15	70	103	(149)	187
Others	55	34	102	227	229

Total other (expenses) income	(17)	227	198	495	315

Income before income taxes and minority interest	2,117	3,148	2,582	5,528	7,738
Provision for income taxes	(491)	(1,091)	(427)	(2,237)	(1,926)

	1,626	2,057	2,155	3,291	5,812

Cumulative effect adjustment - net of tax	-	-	-	(135)	-
Minority interest in gain of consolidated subsidiaries	(7)	(72)	(24)	(199)	(60)

Income before extraordinary item	1,619	1,985	2,131	2,957	5,752
Extraordinary item	-	-	-	-	455

Net income	1,619	1,985	2,131	2,957	6,207

Net income from continuing operations per share - basic	$0.1220	$0.1523	$0.1604	$0.2381	$0.4345

Net income per share - basic	$0.1220	$0.1523	$0.1604	$0.2277	$0.4689

Net income from continuing operations per share - diluted [1]	$0.1220	$0.1481	$0.1604	$0.2333	$0.4283

Net income per share - diluted [1]	$0.1220	$0.1481	$0.1604	$0.2232	$0.4622

Weighted average number of shares outstanding - basic	13,265,822	13,034,691	13,285,453	12,985,036	13,238,793

Weighted average number of shares outstanding - diluted [1]	13,265,822	13,401,560	13,285,453	13,249,096	13,429,615

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

[2]	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of December 31, 2004, which was S$1.6319 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Year Ended December 31, 2004 With Comparative Amounts from December 31, 2003

	Year ended December 31,

	2003	2004	2004
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the year	4,825	10,130	6,207
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	10,633	8,899	5,453
Loss on disposal of fixed assets	53	26	16
Fixed assets written off	26	21	13
Allowance for doubtful accounts receivable	2,079	1,506	923
Minority interest	325	97	60
Deferred income tax (benefit) provision	(860)	(123)	(76)
Amortization of deferred compensation	2,375	842	516
Equity in loss (gain) of unconsolidated affiliates	244	(306)	(187)
Gain on disposal of quoted equity investments	(69)	-	-
Cumulative effect adjustment - net of tax	220	-	-
Extraordinary item	-	(743)	(455)
Changes in non-cash working capital items:
Accounts receivable	111	189	116
Prepaid expenses and other assets	87	820	502
Inventories	142	(1)	(1)
Accounts payable	770	(3,642)	(2,232)
Other payables / receivables	(4,170)	5,695	3,490

Cash provided by operating activities	16,791	23,410	14,345

INVESTING ACTIVITIES
Acquisition of fixed assets	(5,735)	(8,031)	(4,921)
Proceeds from sale of fixed assets	153	282	173
Sale of short term investment	250	-	-
Sale of quoted equity investments	299	-	-
Purchase of intangible assets	(570)	(156)	(96)
Purchase of quoted equity investments	(63)	-	-
Investment in affiliates	(429)	-	-
Acquisition of minority interests	-	(300)	(184)
Loan to affiliates	(94)	-	-

Cash used in investing activities	(6,189)	(8,205)	(5,028)

FINANCING ACTIVITIES
Bank borrowings (repayments)	(605)	(118)	(72)
Repayment of loans from affiliates	(4,250)	-	-
Capital lease obligations	(840)	(465)	(285)
Proceeds from issuance of ordinary shares	1,329	1,618	991

Cash (used in) provided by financing activities	(4,366)	1,035	634

Increase in cash and cash equivalents	6,236	16,240	9,951

Cash and cash equivalents at beginning of year	35,179	41,905	25,679

Effect of exchange rate changes on cash and cash equivalents	490	(181)	(111)

Cash and cash equivalent at end of year	41,905	57,964	35,519